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                          November 3, 2022

       Dipal Doshi
       Chief Executive Officer
       Entrada Therapeutics, Inc.
       6 Tide Street
       Boston, MA 02210

                                                        Re: Entrada
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 1,
2022
                                                            File No. 333-268099

       Dear Dipal Doshi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Sarah Ashfaq, Esq.